                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities Exchange Act of 1934


                      Plymouth Commercial Mortgage Fund
          -----------------------------------------------------------
                                (Name of Issuer)

                     common shares of beneficial interest
          -----------------------------------------------------------
                         (Title of Class of Securities)

                 CIK  0001022105               EIN  74-6439983
          -----------------------------------------------------------
                                 (CUSIP Number)

                     John Mosher, Greystone Advisers, Inc.
         13333 Blanco Road, Suite 314, San Antonio, Texas  78216-7756
          -----------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               November 26, 1996
          -----------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /X/.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes)

                      (Continued on the following page(s))


                               Page 1 of 13 Pages

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1) Your name and social security number or IRS Identification No.
   Robert R. Swendson


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2) Are you are a member of a group that owns the shares of Plymouth giving rise to the need to file this form?

No
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3)  SEC Use Only
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4)  Source of Funds with which you acquired the subject shares.
OO

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5)  Check if disclosure of legal proceedings is required pursuant to items 2(d)
or 2(e).
N/A

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6)  Citizenship or place of organization
USA




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                                     Page 1

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                      7)  Sole Voting Power                       10,050

                      ----------------------------------------------------------
 Number of            8)  Shared Voting Power                     80,747
 Shares
 Beneficially         ----------------------------------------------------------
 Owned                9)  Sole Dispositive Power                  10,050

                      ----------------------------------------------------------
                      10)  Shared Dispositive Power               80,747

--------------------------------------------------------------------------------
11)  Aggregate amount beneficially owned by each reporting person
               80,747

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12)  Check if the aggregate amount in row 11 excludes certain shares
             N/A

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13)  Percent of class represented by amount in row 11
           8.31%


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14)  Type of reporting person
          IN

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Item 1:  Security and Issuer:

         Security:        Common shares of beneficial interest (only one class)
                          ("Shares")
         Issuer:          Plymouth Commercial Mortgage Fund
                          ("Plymouth")

Item 2: Your Identity and Background

         a.  Name:                                                  Robert R. Swendson
         b.  Address:                                               Greystone Advisers, Inc.
                                                                    13333 Blanco, Ste. 314
                                                                    San Antonio, TX 78216
         c.  Occupation or business:                                Investment adviser
         d.  Convictions within past 5 years:                       None
         e.  Securities violations within the past 5 years:         None


Item 3:  Source and Amount of Funds or other consideration:

         Of the Shares that Mr. Swendson owns directly, 50 Shares were purchased using personal funds. The remaining 10,000 Shares were purchased using a line of credit advanced by Broadway National Bank of San Antonio, Texas.




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                                     Page 2

         Of the Shares that are owned SouthWest Federated, Inc. ("SWFI") that Mr. Swendson has been attributed beneficial ownership, 5,697 Shares were received in return for the company's general partnership interest in a limited partnership acquired by Plymouth (see item 5 below). SWFI borrowed $150,000 from Shiloh Oil Corporation to purchase its remaining 15,000 Shares.

         No other sources of funds were utilized.


Item 4:  Purpose of Transaction:

The purchase was made solely as an investment. No other transactions are contemplated.


Item 5:  Interest in Securities of the Issuer.

         Mr. Swendson owns 10,050 Shares directly and has sole voting power over those Shares. He is a shareholder, president/chief executive officer, and a director of a Delaware corporation, SouthWest Federated Holding Company ("SWFHC"), that holds the right to purchase up to 50,000 Shares before May 22, 1997 and is president and a director of one of the company's wholly owned subsidiaries, SWFI, which owns 20,697 Shares. Mr. Swendson shares voting power with one other director, Goodhue W. Smith, III, for both SWFHC and SWFI. Mr. Smith is an investment banker. His address is 311 Third Street, 3rd Floor, San
Antonio, TX 78205.   Mr. Swendson has no knowledge of any criminal convictions
or securities violations by Mr. Smith during the past five years. Mr. Swendson disclaims beneficial ownership of those Shares that he does not own directly.

         Mr. Swendson initially capitalized Plymouth by purchasing 50 Shares at $10 apiece on September 3, 1996. Plymouth then made Shares available to the public in two separate private transactions during 1996, an exchange offer consummated on September 27, 1996 (the "Exchange Offer") and a subsequent equity offering consummated on December 26, 1996 (the "Equity Offering"). In the Exchange Offer, Plymouth offered cash or Shares for the limited and general partnership interests and subordinated debt of SWF 1995 Limited Partnership, a Texas limited partnership ("SWF95"). A total of 221,577 Shares were issued by Plymouth of which 20,697 Shares were issued to SWFI in return for its general partnership interest in SWF95. Of these Shares, 15,000 were exchanged with an individual in return for forgiveness of $150,000 in indebtedness owed by SWFI on or about November 27, 1996.

         On October 22, 1996 Plymouth began the Equity Offering. The Equity Offering was for a minimum of $7,000,000 and a maximum of $9,000,000 at Plymouth's net asset value per Share as determined by Plymouth's board of trustees on a date as close as practicable to the close of the Equity Offering. Duncan-Swendson Securities, Inc. a Texas corporation and a broker/dealer registered with the National Association of Securities Dealers conducted the Equity Offering. In this offering, Mr. Swendson purchased 10,000 Shares and SWFI purchased 15,000 Shares at a price of $10.00 per Share.




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                                     Page 3

         SWFHC acquired the right to purchase 50,000 Shares in return for advancing $250,000 on a short-term line of credit to Plymouth on September 22, 1995. The line of credit was subordinate to a $1,800,000 senior credit facility and was used for working capital purposes. The rights allow the holder to purchase the Shares at any time up until May 22, 1997 at Plymouth's then current net asset value per Share. To date, none of the rights have been exercised.


Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understanding or relationships between Mr. Swendson and anyone related to the Shares for which he is attributed beneficial ownership.


Item 7: Material to be Filed as Exhibit

         a)Line of credit agreement between Robert R. Swendson and Broadway National Bank dated December 30, 1996.
         b)Letter agreement with Shiloh Oil Corporation and SouthWest Federated, Inc. dated December 23, 1996.


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:    March 7, 1997
     -----------------------

Signature: /s/ Robert R. Swendson, III
          ---------------------------------------

Printed Name:        Robert R. Swendson, III
             ------------------------------------------





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                                     Page 4

References in the shaded are for Lender's use only and do not limit the applicability of this document for any particular loan or item.

        Borrower:   Robert R. Swendson                  Lender:    Broadway National Bank
                    13333 Blanco Road Suite 314                    1177 N.E. Loop 410 at Nacogdoches RD
                    San Antonio, TX 78216                          P.O. Box 17001
                                                                   San Antonio, TX 78217


Principal Amount: $100,000.00           Interest Rate: 10.000%          Date of Note:  December 30, 1996

PROMISE TO PAY. I and all cosigners signing this Note promise to pay to BROADWAY NATIONAL BANK ("Lender"), or order, in lawful money of the United States of America, the principal amount of One Hundred Thousand & 00/100 dollars ($100,000.00), together with interest at the rate of 10.000% per annum on the unpaid principal balance from December 30, 1996, until maturity.

PAYMENT. I will pay this loan in one principal payment of $100,000.00 plus interest on January 10, 1998. This payment due January 10, 1998, will be for all principal and accrued interest not yet paid. In addition, I will pay regular quarterly payments of all accrued unpaid interest due as of each payment date, beginning April 1, 1997, with all subsequent interest payments to be due on the same day of each quarter after that. Interest on this Note is computed on a 365/365 simple interest basis; this is, by applying the ratio of the annual interest rate over the number of days in a year (366 during leap years), multiplied by the outstanding principal balance, multiplied by the actual number of days the principal balance is outstanding. I will pay Lender at Lender's address shown above or at such other place as Lender may designate in writing. Unless otherwise agreed or required by applicable law, payments will be applied first to accrued unpaid interest, then to principal, and any remaining amount to any unpaid collection costs and late charges.

AMOUNT FINANCED.  The Amount Financed un the Note is $100,000.00

PREPAYMENT. I may prepay this Note in part or in full without penalty at any time before final maturity, whether by cash, a new loan, renewal, or otherwise, Prepayment in full shall consist of payment of the remaining unpaid principal balance together with all accrued and unpaid interest and all other amounts costs, and expenses for which I am responsible under this Note or any other agreement with Lender pertaining to this loan, and in no event will I ever be required to pay any unearned interest. Early payments will not, unless agreed in writing, relieve me of my obligation to continue to make payments under the payment schedule.

POST MATURITY RATE. The Post Maturity rate on this Note is 18.000% per annum, I will pay interest on all sums due after final maturity, whether by acceleration or otherwise, a that rate, with the exception of any amounts added to the principal balance of the Note based on Lender' payment of insurance premiums, which will continue to accrue interest at the pre-maturity rate.

DEFAULT. I will be in default if any of the following happens: (a) I fail to make any payment when due. (B) I break any promise I have made to Lender, or I fail to comply with or to perform when due any other term, obligation, covenant, or condition contained in this Note or any agreement related to this Note or in any other agreement or loan I have with Lender. (c) Any representation or statement made or furnished to Lender by me or on my behalf is false or misleading in any material respect either now or at the time made or furnished. (d) I die or insolvent, a receiver is appointed for any part of my property, I make an assignment for the benefit of creditors, or any proceeding is commenced either by me or against me under any bankruptcy or insolvency laws. (e) Any creditor tries to take any of my property on or in which Lender has a lien or security interest. This included a garnishment of any of my accounts with Lender. (f) Any of the events described in this default section occurs with respect to any guarantor of this Note. (g) Lender in good faith deems itself insecure.

If any default, other than a default in payment is curable, it may be cured (and no event of default will have occurred) if I, after receiving written notice from Lender demanding cure of such default; (a) cure the default within fifteen (15) days; or (b) if the cure requires more than fifteen (15) days, immediately initiate steps which Lender deems in Lender's sole discretion to be sufficient to cure the default and thereafter continue and complete all reasonable and necessary steps sufficient to produce compliance as soon as reasonable practical.

LENDER'S RIGHTS. Upon default, Lender may declare the entire indebtedness, including the unpaid principal balance on this Note, all accrued unpaid interest, and all other amounts costs and expenses for which I am responsible under this Note or any other agreement with Lender pertaining to this loan, immediately due, without notice, and then I will pay that amount. Lender may hire an attorney to help collect this Note if I do not pay and I will pay all of Lender's attorneys' fees assessed by the court. I also will pay Lender all other amounts actually incurred by Lender as court costs, lawful fees for filing, recording, or releasing to any public office any instrument securing this loan; the reasonable cost actually expended for repossessing, storing, preparing for sale, and selling any security; and fees for noting a lien on or transferring a certificate of title to any motor vehicle offered as security for this loan, or premiums or identifiable charges received in connection with the sale of authorized insurance. This note has been delivered to Lender and accepted by Lender in the State of Texas. If there is a lawsuit, and if the transaction evidenced by this Note occurred in BEXAR County, I agree upon Lender's request to submit to the jurisdiction of the courts of BEXAR County, the State Of Texas. This Notice shall be governed by and construed in accordance with the laws of the State Of Texas and applicable Federal laws.

RIGHT OF SETOFF. I grant to Lender a contractual possessory security interest in, and hereby assign, convey, deliver, pledge, and transfer to Lender all my rights, title, and interest in and to, my accounts with Lender (whether checking, savings, or some other account), including without limitation all accounts held jointly with someone else and all accounts I may open in the future, excluding however all IRA and Keogh accounts, and all trust accounts for which the grant of a security interest would be prohibited by law. I authorize Lender, to the extent permitted by applicable law, to charge or SET OFF all sums owing on this Notice against any and all such accounts.

COLLATERAL. To the extent collateral previously has been given to Lender by any person which may secure this loan, whether directly or indirectly, it is specifically agreed that all such collateral consisting of household goods or real property will not secure this loan. In addition, if any collateral requires the giving of a right of rescission under Truth in Lending for this loan, such collateral also will not secure this loan unless and until all required notices of that right have been given.

GENERAL PROVISIONS NOTICE: Under no circumstances (and notwithstanding any other provisions of this Note) shall the interest charged, collected, or contracted for on this Note exceed the maximum rate permitted b law. The term "maximum rate permitted by law" as used in this Note means the greater of (a) the maximum rate of interest permitted under federal or other law applicable to the indebtedness evidence by this Note or (b) the higher, as of the date of this Note, of the "Indicated Rate Ceiling; or the "Quarterly Ceiling" as referred to in Article 50269-1.94 (a)(1) and Article 5069-1.04 (a)(2) respectively,
V.T.C.S. If any part of this Note cannot be enforced, this fact will not affect the rest of the Note. In particular, this section means (among other things) that I do not agree or intend to pay and Lender does not agree or intend to contract for, charge, collect take, reserve or receive (collectively referred to herein as "charge or collect"), any amount in the nature of interest or in the nature of a fee for this loan, which would in any way or event (including demand, prepayment, or acceleration) cause Lender to charge or collect more for this loan that the maximum Lender would be permitted to charge or collect by federal law or the law of the State Of Texas (as applicable). Any such excess interest or unauthorized fee shall, instead of anything stated to the contrary, be applied first to reduce the principal balance of this loan and when the principal has been paid in full, be refunded to me. The right acceleration, and Lender does not intend to charge or collect any unearned interest in the event of acceleration. All sums paid or agreed to be paid to Lender for the sue, forbearance or detention of sums due hereunder shall, to the extent permitted by applicable law, be amortized, prorated, allocated and spread throughout the full term of the loan evidenced by this Note until payment in full so that the rate or amount of interest on account of the loan evidenced by this Note until payment in full so that the rate or amount of interest on account of the loan evidenced hereby does not exceed the applicable usury ceiling. Lender may delay or forgo enforcing any of its rights or remedies under this Note without losing them. I and any other person who signs, guarantees or endorse this Note, to the extent allowed by law, waive, presentment, demand for payment, protest, notice of dishonor, notice of intent or accelerate the maturity of this Note and notice of acceleration of the maturity of this Note. Notwithstanding any other provision of this Note, I do not waive any right accruing to me under the provisions of Article 5069
V.T.C.S. (the Texas Credit Code). Upon any change in the terms of this Note, and unless otherwise expressly stated in writing no party who signs this Note, whether as maker guarantor accommodation maker or endorser, shall be released from liability. The obligations under this Note are joint and several. This means that the words "I", "me", and "my" mean each and all of the person signing below.

PRIOR TO SIGNING THIS NOTE, I, AND EACH OF US, READ AND UNDERSTOOD ALL THE PROVISIONS OF THIS NOTE AND THE NOTICE TO COSIGNER SET FORTH BELOW. I, AND EACH OF US, AGREE TO THE TERMS OF THE NOTE AND ACKNOWLEDGE RECEIPT OF A COMPLETED COPY OF THE NOTE.

BORROWER:

/s/ Robert R. Swendson
------------------------
ROBERT R. SWENDSON


                             COSIGNER PROVISIONS




For good and valuable consideration, the receipt and sufficiency of which is acknowledged, I GOODHUE W. SMITH, III, unconditionally promise and agree to pay the indebtedness of this Note in accordance with its terms, along with any additional sums becoming due pursuant to the terms of this Note or any related security agreements or other documents, and any renewals, extensions, modifications and rearrangements of such indebtedness and obligations. I have read this Note and I agree to all of its terms, agreements and waivers. In addition, I specifically consent to and waive notice of (i) any future renewals, extensions or modifications of the indebtedness and obligations, and
(ii) any release or modification of the security or collateral for this Note.


/s/ Goodhue W. Smith, III
-----------------------------
GOODHUE W. SMITH, III


                              NOTICE TO COSIGNOR


You are being asked to guarantee this debt. Think carefully before you do. If the borrower doesn't pay the debt, you will have to. Be sure you can afford to pay if you have to, and that you want to accept this responsibility.

You may have to pay up to the full amount of the debt if the borrower does not pay. You may also have to pay late fees or lawful collection costs, which increase this amount.

The lender can collect this debt from you without first trying to collect from the borrower. The lender can use the same collection methods against that can be used against the borrower, such as suing you, etc. If this debt is ever in default, that fact may become a part of YOUR credit record.

This notice is not the contract that makes you liable for the debt.

                               PROMISSORY NOTE



NOTE DATE:  DECEMBER 23, 1996          LOAN AMOUNT:  $150,000.00
MATURITY DATE:  JUNE 30, 1997          NOTE NUMBER:  SWF 1

Lender's Name and Address ("You" means the Lender, its successors and assigns.)

                            Shiloh Oil Corporation
                            9520 N. May Avenue
                            Oklahoma City, Oklahoma 73210

Borrower's Name and Address ("I" includes each Borrower below, jointly and severally.)

                            South West Federated, Inc.
                            Robert R. Swendson
                            Goodhue Smith, III
                            13333 Blanco Road, Suite 314
                            San Antonio, Texas 78216

NOTE For value received, I promise to pay to your, or your order, at your address above, the principal sum of One Hundred Fifty Thousand and No/100 Dollars ($150,000.00), plus interest from December 23, 1996 at the rate of 12% per year until June 30, 1997.

PAYMENTS: I will pay this note as follows:
    In 1 payment of unpaid principal plus accrued interest on or before June 30, 1997.

INTEREST: Interest accrues on a daily basis.

POST-MATURITY INTEREST: Interest will accrue at the rate of 18% per year on the balance of this note not paid at maturity, including maturity by acceleration.

SECURITY: This loan is not further secured.

SIGNATURES - I AGREE TO THE TERMS SET OUT IN THIS AGREEMENT. I HAVE RECEIVED A COPY OF THIS DOCUMENT.


                                South West Federated, Inc.

                                  /s/ Robert R. Swendson
                                -----------------------------------
                                Robert R. Swendson, President

                                  /s/ Robert R., Swendson
                                -----------------------------------
                                Robert R. Swendson, Individually

                                  /s/ Goodhue Smith III
                                -----------------------------------
                                Goodhue Smith, III, Individually